UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _________________________ FORM 6-K _________________________ REPORT OF FOREIGN PRIVATE ISSUER Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 February 2, 2022 _________________________ NOVO NORDISK A/S (Exact name of Registrant as specified in its charter) _________________________ Novo Allé DK-2880 Bagsværd Denmark (Adress of principal executive offices) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F x Form 40-F o Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes o No x If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk Remuneration Report 2021 Kara Richardson Whitely lives with obesity in the US. She has hiked Kilimanjaro three times Novo Nordisk A/S - Novo Allé 1, 2880 Bagsværd, Denmark - CVR no. 24256790

Remuneration Report 2021 Novo Nordisk / 2 Contents 1. Key developments in remuneration – 2021 1.1 Overall company performance in 2021 3 1.2 Key developments in Board remuneration in 2021 3 1.3 Key developments in executive remuneration in 2021 3 1.4 Shareholder feedback on the Remuneration Report 2020 5 2. Remuneration of the Board of Directors 2.1 Remuneration policy 6 2.2 Remuneration composition 6 2.3 Board remuneration benchmark 6 2.4 Board and committee fee levels 2021 7 2.5 Board remuneration 2021 7 2.6 Shareholdings by the Board 8 3. Remuneration of Executive Management 3.1 Remuneration policy 9 3.2 Remuneration composition 9 3.3 Executive remuneration benchmark 11 3.4 Executive remuneration 2021 11 3.5 Breakdown of CEO remuneration 2021 13 3.6 Short-term incentive programme 2021 13 3.7 Long-term incentive programme 2021 15 3.8 Long-term incentive programme 2018 – vested shares 16 3.9 Long-term incentive programmes 2019, 2020 and 2021 – unvested shares 16 3.10 Shareholdings by Executive Management 18 3.11 Reconciliation against Annual Report 2021 18 4. Remuneration and Company Performance 2017 – 2021 4.1 Board remuneration 2017–2021 19 4.2 Executive remuneration 2017-2021 20 4.3 Employee remuneration and company performance 2017–2021 21 The Board of Directors' statement on the Remuneration Report Independent auditor's statement on the Remuneration Report This Remuneration Report describes the remuneration received by each member of the Board of Directors and Executive Management of Novo Nordisk A/S as registered with the Danish Business Authority in 2021. The non-registered executives are not covered by this remuneration report unless explicitly mentioned. This Remuneration Report is prepared in accordance with section 139b of the Danish Companies Act and in accordance with the Recommendations on Corporate Governance issued in December 2020 by the Danish Committee on Corporate Governance.

Remuneration Report 2021 Novo Nordisk / 3 1. Key developments in remuneration – 2021 1.1 Overall company performance in 2021 In 2021, Novo Nordisk made progress on Strategic Aspirations 2025. Sales increased by 11% in Danish kroner and by 14% at constant exchanges rates (CER) to DKK 140.8 billion. Sales within Diabetes and Obesity care increased by 13% to DKK 121.6 billion (15% at CER), driven by GLP-1 sales growth of 28% in Danish kroner (32% at CER) reflecting the uptake of Ozempic® and Rybelsus®. Obesity care sales grew by 50% in Danish kroner (55% at CER) and Biopharm sales increased by 1% measured in Danish kroner (4% at CER). Operating profit increased by 8% at Danish kroner and by 13% at CER in 2021. Net profit increased by 13% and diluted earnings per share increased by 15%. Within Innovation & Therapeutic focus, Ozempic® was approved in China and the semaglutide 2.0 mg was approved in the EU in January 2022. Within obesity, Wegovy® was approved in the US in June 2021 and in the EU in January 2022. In Biopharm, the first cohorts of phase 1/2 trial with Mim8 were successfully completed and the phase 3 programme with Sogroya® in children with growth hormone deficiency was successfully completed. Finally, within Other serious chronic diseases, phase 3a development was initiated with ziltivekimab in cardiovascular disease and with semaglutide in NASH and Alzheimer's disease. Within Purpose & Sustainability, Novo Nordisk's ambition is to have zero environmental impact. The environmental strategy is called Circular for Zero; progress is measured on use of resources, emissions and waste. In 2021, Novo Nordisk achieved a 43% reduction in CO2 emissions compared to 2019. Moreover, Novo Nordisk continues to take action under the social responsibility strategy ‘Defeat Diabetes’ with a keen focus on access and affordability and prevention. In 2021, the Changing Diabetes® in Children partnership is now providing free care to 30,000 children and adolescents living with type 1 diabetes in 18 low- and middle-income countries. Novo Nordisk's share price increased 72% in 2021. 1.2 Key developments in Board remuneration in 2021 The remuneration of the Board of Directors is governed by the Remuneration Policy adopted by the Annual General Meeting. In 2021, the Annual General Meeting adopted a change to the Remuneration Policy to indemnify Board members from future liability in addition to any director’s and officer’s liability insurance. Also, it was approved to adjust the Board remuneration for 2021 in line with general salary inflation and thus increase Board fees by 2.2% and travel allowance by 2.6%. At the Annual General Meeting in March 2021, Brian Daniels and Liz Hewitt had decided not to seek re-election while Henrik Poulsen was elected as a new member of the Board. All other shareholder-elected Board members were re-elected, reducing the total number of Board members from 13 to 12. In 2021, Board remuneration was in line with the Remuneration Policy. Total Board remuneration has amounted to DKK 17.1 million in 2021 to (DKK 17.0 million in 2020). The development reflects primarily the adjustment in line with the general salary inflation. The level compared to 2019 continues to reflect reduced pay-out of travel allowance due to less travel activity as a consequence of COVID-19. The remuneration of the Chair of the Board amounted to DKK 2.8 million (DKK 2.7 million in 2020). The development reflects primarily the adjustment in line with the general salary inflation. The level compared to 2019 continues to reflect reduced pay-out of travel allowance. 1.3 Key developments in executive remuneration in 2021 1.3.1 Remuneration Policy changes The remuneration of the executives is governed by a new Remuneration Policy adopted by the Annual General Meeting in 2020 applicable as of 2021. The overall value of the remuneration package for executives was in general considered appropriate by the Board. Consequently, the Board did not propose changes to the remuneration level. However, based on a general review of the executive remuneration the Board proposed, a number of changes to the remuneration components were made. Thus, the new Remuneration Policy is a continuation of the previous Remuneration Principles with the following substantive differences:

Remuneration Report 2021 Novo Nordisk / 4 • The remuneration is compared annually to benchmarks of Nordic general industry companies and European pharma companies. • The pension contribution for executives of up to 25% of base salary is replaced with the same pension plan terms that locally apply to other employees. To compensate for the value lost the base salary is increased. • Moreover, only base salary is pensionable. Thus, when calculating short-term incentive and long-term incentive pay-out, the value of pension contribution is not added. • While the number of months of base salary on which the short-term incentive pay-out is based is unchanged, long-term incentive pay-out is moderately increased to compensate for the value lost, when pension contribution is not added. • The short-term incentive programme (STIP) is redesigned to allow for a higher degree of incentives being linked to Novo Nordisk's overall performance. • The long-term incentive programme (LTIP) is redesigned from a four-year programme period, consisting of a one-year performance period with financial and multiple non-financial targets and a three-year vesting period with a sales target to a five-year programme period consisting of a three-year performance period with fewer targets and a subsequent two-year holding period for a part of the vesting shares. • Regarding incentive programmes (STIP and LTIP) the Remuneration Policy includes a description of the financial and non-financial performance criteria and the methods to be applied to determine to what extent the performance criteria have been met. • In case of exceptional circumstances, the Board may use its discretion to override the formulaic outcome under the incentive programmes and adjust the incentive to a reasonable level regardless of what the executives are eligible to receive. • The general shareholding requirement for executives includes only shares being held by the executive while non-vested shares are not included. In 2021, the Annual General Meeting adopted a change to the Remuneration Policy to indemnify the executives from future liability in addition to any director’s and officer’s liability insurance. The Annual General Meeting also adopted changes to the Remuneration Policy regarding international mobility, claw-back of variable pay, discretion to override the formulaic outcome under incentive programmes, capping of variable pay and possibility to adjust incentive targets becoming obsolete. 1.3.2 Executive remuneration 2021 Mads Krogsgaard Thomsen retired by the end of February 2021, while Martin Holst Lange and Marcus Schindler were appointed executive vice presidents as of 1 March 2021. In 2021, executive remuneration was in line with the Remuneration Policy. Total remuneration of Executive Management amounted to DKK 236.0 million (DKK 218.0 million in 2020). The remuneration level is a result of solid business results and individual performance by the executives. The 8% increase in total remuneration compared to 2020 is partly due to the increase in number of executives, partly due to the salary inflation adjustment of base salary affecting all remuneration components. In 2021, the total remuneration for the chief executive officer (CEO) amounted to DKK 58.3 million (DKK 56.5 million in 2020) of which 46% is not yet finally determined and of which 49% is deferred. Of the total remuneration, 32% is fixed and 68% is variable remuneration. The increase in total remuneration from 2020 to 2021 was 3%. The remuneration level is a result of solid business results and individual performance by the CEO. The base salary of the CEO was increased by 2% in line with other employees in Novo Nordisk A/S due to general salary inflation. Moreover, the previous pension contribution for executives of up to 25% of base salary was replaced with the same pension plan terms that locally apply to other employees. Consequently, in 2021 the pension contribution for the CEO was reduced to 10% of the base salary. To compensate for the value lost, the base salary was increased. The new short-term incentive programme for 2021 (STIP 2021) is based on targets aligned with Novo Nordisk's Strategic Aspirations 2025 and on an assessment of the individual contribution. As a result of the solid performance in 2021 the Board determined that the short-term incentive for the CEO for 2021 was 75% of the maximum short-term incentive (100% in 2020) equalling 9 months’ base salary. The new long-term incentive programme for 2021 (LTIP 2021) is share-based with a three- year performance period (2021-2023) and a two-year holding period (2024-2025). Targets are aligned to Novo Nordisk's Strategic Aspirations 2025. Performance under the programme can only be finally determined after the lapse of the three-year performance period and full

Remuneration Report 2021 Novo Nordisk / 5 reporting of the performance will be included in the Remuneration Report for 2023. Based on a solid performance in 2021 of the initial three-year period, the performance is tracking above targets. Due to the difference in design of the incentive programmes, performance under the LTIP 2021 is not directly comparable to the performance under the LTIP 2020. 1.4 Shareholder feedback on the Remuneration Report 2020 The Remuneration Report 2020 was presented for approval (advisory vote) at the Annual General Meeting in March 2021 and was endorsed by a significant majority. 98.4% of the votes cast were in favour of the Remuneration Report 2020, 1.5% were against and 0.1% abstained. In addition, Novo Nordisk has received positive response on the Remuneration Report for 2020 from shareholders and other stakeholders. Based on the stakeholder feedback, we have increased the information included in this report for 2021 on the incentive programmes.

Remuneration Report 2021 Novo Nordisk / 6 2. Remuneration of the Board of Directors 2.1 Remuneration policy Novo Nordisk's Remuneration Policy adopted by the Annual General Meeting provides the framework for the remuneration of the Board of Directors (the Board) in 2021. The policy is available on novonordisk.com, in the Corporate Governance section: https://www.novonordisk.com/about/corporate-governance.html In 2021, the Board remuneration did not deviate from the Remuneration Policy. 2.2 Remuneration composition The remuneration of Novo Nordisk’s Board comprises a fixed base fee, a multiplier of the fixed base fee for members of the Board committees, a travel allowance as well as fees for ad hoc tasks, if relevant. Table 1 - Remuneration composition Remuneration Board of Directors Base fee Board committee fee Travel allowance Fee for ad hoc tasks Short-term cash-based incentive programme — Long-term share-based incentive programme — Pension — Social security taxes Expenses Other benefits Severance payment — Directors' and Officers' liability insurance and Indemnification of Board members Base fee, Board committee fee, travel allowance and fee for ad hoc tasks In 2021, the remuneration level increased compared to that of 2020 as the base fee increased by 2.2% in line with general salary inflation also leading to increases in the fees for the Board committees by way of the applied multipliers. The travel allowance level increased by 2.6%. No fees for ad hoc tasks were paid in 2021. Social security taxes In 2021, Novo Nordisk paid social security taxes imposed by authorities in the EU/EEA in relation to the Board members in line with the Policy. Expenses In 2021, Novo Nordisk reimbursed reasonable expenses relating to travel and accommodation for the Board members in line with the Policy. Share-based incentive In 2021, no stock options, warrants or participation in other incentive schemes were offered to the Board members, except for employee-elected Board members, who may be eligible to participate in ordinary share programmes as employees in Novo Nordisk. Other benefits The professional fees in connection with assistance on tax-related matters incurred by Board members based outside of Denmark are reimbursed. The Chair is provided with an office and secretarial support in Novo Nordisk’s headquarters in Bagsværd, Denmark. Directors' and officers' liability insurance and indemnification In 2021, Novo Nordisk upheld and paid the costs of customary directors’ and officers’ liability insurance that also cover members of the Board. It is the policy of Novo Nordisk to indemnify Board Members against claims for damages subject to certain conditions more fully described in the Remuneration Policy. In 2021, Novo Nordisk did not indemnify its Board Members against claims for damages. 2.3 Board remuneration benchmark Board fees are evaluated annually against relevant benchmarks of Nordic general industry companies as well as European pharma companies similar to Novo Nordisk in size, complexity, and market capitalisation. The peer groups against which Board remuneration were assessed for 2021 are identical to those applied for executive remuneration benchmarking and comprised the following (set in May 2021): European pharma peer group - eight pharma companies listed in Europe selected based on headcount, revenue, and market capitalisation: AstraZeneca, Bayer, GlaxoSmithKline, Merck KGaA, Novartis, Roche, Sanofi and UCB.

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Nordic general industry peer group - 14 large Nordic companies selected based on market capitalisation and/or revenue: A.P. Møller-Mærsk, Assa Abloy, Atlas Copco, Carlsberg, Coloplast, Equinor, Ericsson, Kone, Nokia, Novozymes, Sandvik, UPM-Kymmene, Volvo and Ørsted.

The benchmark of the Board remuneration for 2021 revealed the following market positioning:

Table 2 - Market positioning of Board remuneration 2021

Benchmarks	European pharma	Nordic general industry
Chair	Below the lower quartile	Between the median and the upper quartile
Vice chair	Between the lower quartile and the median	Above the upper quartile
Member	Slightly below the median	Between the median and the upper quartile
Committees	Broadly between the median and the upper quartile	Above the upper quartile

2.4 Board and committee fee levels 2021

Table 3 - Board and committee fee levels 2021

	Chair		Vice chair		Member	
	Multiplier	DKK	Multiplier	DKK	Multiplier	DKK
Board	3.00	2,208,000	2.00	1,472,000	1.00	736,000
Audit Committee	1.00	736,000	—	—	0.50	368,000
Nomination Committee	0.50	368,000	—	—	0.25	184,000
Remuneration Committee	0.50	368,000	—	—	0.25	184,000
R&D Committee	0.50	368,000	—	—	0.25	184,000

Table 4 - Travel allowances for Board members and committee members 2021

In home country with 5 hours or more of air travel	Outside home country but on home continent	On another continent than the home country
DKK 39,500 per meeting	DKK 39,500 per meeting	DKK 79,000 per meeting

2.5 Board remuneration 2021

Table 5 below includes the total remuneration of each Board member in 2021. The total remuneration for each Board member supports the main focus of the Board on corporate strategy, supervision, organisation, and governance, thus contributing to the long-term interest of Novo Nordisk.

When determining the fees paid to Novo Nordisk Board members, the Board considers the actual role and responsibility of the individual Board member and compares the Board fees to the above stated benchmarks. It is the Remuneration Committee's and the Board's assessment that this approach ensures fees which are fair, not excessive and which support the recruitment of Board candidates with the desired qualifications.

Table 5 - Actual remuneration of the Board 2021[1]

DKK million	Current role	Fixed base fee	Fee for ad hoc tasks and committee work	Travel allowance	Total[5]
Helge Lund[2]	BC and NC	2.2	0.4	0.2	**2.8**
Jeppe Christiansen	BV and RC	1.5	0.4	0.0	**1.9**
Laurence Debroux	AC and RM	0.7	0.8	0.1	**1.6**
Andreas Fibig	AM	0.7	0.4	0.2	**1.3**
Sylvie Grégoire	AM, NM and RDM	0.7	0.7	0.2	**1.6**
Mette Bøjer Jensen	NM	0.7	0.2	0.0	**0.9**
Kasim Kutay	NM and RDM	0.7	0.4	0.0	**1.1**
Anne Marie Kverneland	RM	0.7	0.2	0.0	**0.9**
Martin Mackay	RDC and RM	0.7	0.5	0.2	**1.4**
Henrik Poulsen[3]	AM	0.6	0.3	0.0	**0.9**
Thomas Rantzau	RDM	0.7	0.2	0.0	**0.9**
Stig Strøbæk	AM	0.7	0.4	0.0	**1.1**
Former members					
Brian Daniels[4]		0.2	0.1	0.0	**0.3**
Liz Hewitt[4]		0.2	0.2	0.0	**0.4**
Total		11.0	5.2	0.9	**17.1**

BC = Board chair, BV = Board vice chair, AC = Audit Committee chair, AM = Audit Committee member, NC = Nomination Committee chair, NM = Nomination Committee member, RC = Remuneration Committee chair, RM = Remuneration Committee member, RDC = R&D Committee chair, RDM = R&D Committee member.

1. None of the Board members received remuneration from companies in the Novo Nordisk Group other than Novo Nordisk A/S for this period. Board fee levels were adjusted as of April 2021. 2. Novo Nordisk provides secretarial assistance to the Chair in Denmark as part of the role as Chair. 3. Henrik Poulsen was first elected in March 2021. 4. Brian Daniels and Liz Hewitt resigned from the Board in March 2021. 5. Excluding social security taxes and other benefits paid by Novo Nordisk amounting in aggregate to less than DKK 1 million.

Remuneration Report 2021 Novo Nordisk / 8 2.6 Shareholdings by the Board As of 31 December 2021, the Board members held shares in Novo Nordisk as follows: Table 6 - Shareholdings by the Board At the beginning of the year Additions during the year Sold/ transferred during the year At the end of the year Market value1 DKK million Helge Lund2 6,000 0 0 6,000 4.4 Jeppe Christiansen2 23,779 11,000 (11,889) 22,890 16.8 Laurence Debroux 0 200 0 200 0.1 Andreas Fibig 0 0 0 0 0.0 Sylvie Grégoire 1,875 0 0 1,875 1.4 Mette Bøjer Jensen 1,391 1 0 1,392 1.0 Kasim Kutay 378 0 0 378 0.3 Anne Marie Kverneland 5,949 1 (158) 5,792 4.3 Martin Mackay 2,800 500 0 3,300 2.4 Henrik Poulsen 6,731 0 0 6,731 4.9 Thomas Rantzau 682 0 0 682 0.5 Stig Strøbæk 1,701 1 0 1,702 1.3 Board of Directors in total 51,286 11,703 (12,047) 50,942 37.4 1. Calculation of market value is based on the quoted share price of DKK 735.00 at the end of the year. 2. Of which, Helge Lund holds 3,000 shares through Inkerman Holding AS, Norway and Jeppe Christiansen holds 11,000 shares through Emlika ApS, Denmark.

Remuneration Report 2021 Novo Nordisk / 9 3. Remuneration of Executive Management 3.1 Remuneration policy Novo Nordisk's new Remuneration Policy adopted by the Annual General Meeting in 2020 and amended in 2021 provides the framework for the remuneration of the executives in 2021. The policy is available on novonordisk.com, in the Corporate Governance section: https://www.novonordisk.com/about/corporate-governance.html In 2021, the executive remuneration did not deviate from the Remuneration Policy. 3.2 Remuneration composition Remuneration for executives comprise a base salary, a pension contribution, a short-term cash- based incentive, a long-term share-based incentive, and other benefits. The fixed remuneration enables the executives to take decisions with a long-term perspective in mind without undue considerations for short- or long-term incentives. The variable remuneration is designed to promote performance in line with Novo Nordisk's strategy and to further align the interests of executives and shareholders. Table 7 - Remuneration components Remuneration Executive Management Comments Base salary Accounts for approximately 20–45% of the total value of the remuneration package for the CEO.* Pension 10% of the base salary. Short-term cash-based incentive programme (STIP) Up to 12 months' base salary per year for the CEO and up to nine months base salary for the executive vice presidents. Long-term share-based incentive programme (LTIP) Up to 26 months’ base salary per year for the CEO and up to 19.5 months’ base salary per year for the executive vice presidents. Three years performance period and a subsequent two-year holding period. Travel allowance — Fee for ad hoc tasks — Expenses Reasonable expenses are reimbursed. Other benefits The executives receive non-monetary benefits such as company cars, phones etc. Executives domiciled and working in different countries or relocating internationally may receive special allowances and benefits. Recruitment arrangements When recruiting new executives who are not employed by Novo Nordisk at the time of employment the Board of Directors may grant a sign-on arrangement in the form of cash payment or share incentive programme. Severance payment Up to 24 months‘ base salary plus pension contribution. Executive contracts entered into before 2008 exceed the 24-month limit but will not exceed 36 months‘ base salary plus pension contribution. Directors' and Officers' liability insurance Novo Nordisk takes out and pays the cost of customary directors’ and officers’ liability insurance. * The interval 20-45% denotes the span between 'maximum performance' and 'on-target performance'.

Remuneration Report 2021 Novo Nordisk / 10 Base salary In 2021, the base salary of the executives increased by 2% in general in line with other employees of Novo Nordisk A/S. Moreover, following the implementation of the new Remuneration Policy the previous pension contribution for executives of up to 25% of base salary has been replaced with the same pension plan terms that apply locally to other employees. To compensate for the value lost the base salary has been increased. For the executive vice presidents appointed in 2021, Martin Holst Lange and Marcus Schindler, the Board has decided that the base salary is to be phased in. Pension In 2021, following the implementation of the new Remuneration Policy the previous pension contribution for executives of up to 25% of base salary has been replaced with the same pension plan terms that locally apply to other employees. Moreover, when calculating short-term incentive pay-out, the value of pension contribution is not added as only base salary is pensionable. Consequently, in 2021 the pension contribution was reduced to 10% of base salary. The pension scheme is a defined contribution pension scheme, and no executive has a prospective entitlement to a defined benefit pension scheme. Short-term cash-based incentive The new short-term incentive programme for 2021 (STIP 2021) is a one-year cash-based incentive programme as further described in section 3.6 below. It has been redesigned to allow for a higher degree of incentives being linked to Novo Nordisk’s overall performance. Moreover, when calculating short-term incentive pay-out, the value of pension contribution is not added. The maximum pay-out cannot exceed 12 months’ base salary for the CEO and nine months’ base salary for the executive vice presidents. Corporate targets have a weight of 75% and apply to all executives. The targets are aligned to Novo Nordisk’s Strategic Aspirations 2025: Purpose & Sustainability, Innovation & Therapeutic Focus, Commercial Execution and Financials. The individual targets have a weight of 25%. The corporate targets are set and progress is assessed by the Board, while the individual targets are set by the Board in relation to the CEO and by the CEO in relation to the executive vice presidents. Target achievement is assessed by the Board. The Board assessed that the outcome of the company performance in 2021 in relation to the corporate targets is 67% of maximum pay-out, cf. table 13 below. Moreover, the Board has assessed the individual performance of the CEO, cf. table 13 below, resulting in a pay-out of 75% of the maximum pay-out equalling 9 months’ base salary. For Monique Carter the individual performance was meeting expectations leading to a total pay-out of 78% of maximum. For Karsten Munk Knudsen the individual performance was meeting expectations leading to a total pay-out of 78% of maximum. For Martin Holst Lange the individual performance was meeting expectations leading to a total pay-out of 78% of maximum. For Marcus Schindler the individual performance was meeting expectations leading to a total pay-out of 78% of maximum. For Camilla Sylvest the individual performance was meeting expectations leading to a total pay-out of 78% of maximum. For Henrik Wulff the individual performance was meeting expectations leading to a total pay-out of 78% of maximum. In connection with the severance agreement a short-term incentive of DKK 4.8 million was determined for Mads Krogsgaard Thomsen (after deduction of short- term incentive from the Novo Nordisk Foundation). Long-term share-based incentive The new long-term incentive programme for 2021 (LTIP 2021) is share-based with a three-year performance period (2021-2023) and a two-year holding period (2024-2025) as further described in section 3.7 below. The holding requirement is 50% of the vested shares in 2024 and 25% in 2025. The maximum share allocation cannot exceed 26 months’ base salary for the CEO and 19.5 months’ base salary for the executive vice presidents. The programme is performance based and targets are set by the Board and aligned to Novo Nordisk's Strategic Aspirations 2025: Purpose & Sustainability, Innovation & Therapeutic Focus, Commercial Execution and Financials. Based on a solid performance in 2021 of the initial three-year period, the performance is tracking above targets, cf. table 17 below. Shareholding requirements To further align the interests of the shareholders and executives, the CEO should hold Novo Nordisk B shares corresponding to two times the annual base salary, and the executive vice presidents should hold shares corresponding to the annual base salary. In 2021, all executives met the threshold, cf. table 20 below. Expenses In 2021, executives received reimbursement for reasonable expenses in relation to travel etc. Other benefits In 2021, executives received non-monetary benefits in relation to company cars, phones etc. in line with the Remuneration Policy. Recruitment arrangements In 2021, no sign-on arrangements were agreed with the registered executives. Monique Carter was granted 3,025 Novo Nordisk B-shares as part of a recruitment arrangement entered prior to her appointment as executive. Notice period and severance payment As of 28 February 2021, executive vice president Mads Krogsgaard Thomsen retired from Novo Nordisk and took up the position as CEO of Novo Nordisk’s ultimate main shareholder, the Novo Nordisk Foundation. Mads Krogsgaard Thomsen is entitled to a 12 months' notice period. However, salary, pension and bonus earned by Mads Krogsgaard Thomsen at the Novo Nordisk Foundation during the notice period are deducted from his entitlements from Novo Nordisk. Consequently, Mads Krogsgaard Thomsen will during his notice period until February 2022 continue to provide certain services within his area of expertise for which he will be remunerated DKK 18.3 million after the deduction. Moreover, Mads Krogsgaard Thomsen is entitled to a severance payment equal to 36 months' base salary and pension contribution and, thus, a severance payment of DKK 28.8 million is to be paid to Mads Krogsgaard Thomsen in February 2022. Malus and claw-back The Board may decide - subject to applicable law - to retain any unpaid or unvested incentive compensation (malus), or to recover incentive compensation that has been paid or has vested in the past (clawback). In 2021, there was no legal or factual basis on which to exercise malus or claw-back for current or former executives. Directors' and Officers' liability insurance and indemnification In 2021, Novo Nordisk upheld and paid the costs of customary directors’ and officers’ liability insurance that also cover the executives. It is the policy of Novo Nordisk to indemnify executives against claims for damages subject to certain conditions more fully described in the Remuneration Policy. In 2021, Novo Nordisk did not indemnify its executives against claims for damages.

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3.3 Executive remuneration benchmark

Executive remuneration is evaluated annually against relevant benchmarks of Nordic general industry companies and European pharma companies similar to Novo Nordisk in size, complexity, and market capitalisation.

The peer groups against which executive remuneration were assessed for 2021 are identical to those applied for Board remuneration benchmarking and comprised the following (set in May 2021):

European pharma peer group - eight pharma companies listed in Europe selected based on headcount, revenue, and market capitalisation: AstraZeneca, Bayer, GlaxoSmithKline, Merck KGaA, Novartis, Roche, Sanofi and UCB.

Nordic general industry peer group - 14 Nordic companies selected based on market capitalisation and/or revenue: A.P. Møller-Mærsk, Assa Abloy, Atlas Copco, Carlsberg, Coloplast, Equinor, Ericsson, Kone, Nokia, Novozymes, Sandvik, UPM-Kymmene, Volvo and Ørsted.

The benchmark of the CEO remuneration at 'on-target performance' for 2021 revealed the following market positioning:

Table 8 - Market positioning of CEO remuneration 2021

Benchmarks	European pharma	Nordic general industry
CEO	Below the lower quartile	Above the upper quartile

3.4 Executive remuneration in 2021

The graphs in table 9 below illustrate the 2021 total remuneration and performance of the CEO as compared to minimum, on-target, and maximum performance.

Table 9 - Total remuneration composition and performance overview for the CEO – 2021


Base salary
Benefits
Pension
STI
LTI
DKK million
80
70
60
50
40
30
20
10
0
Minimum
Target
Maximum
Actual[1]

1. The graph does not reflect the potential adjustment of the number of shares allocated in the LTIP 2021 after the three-year performance period.

Table 10 below includes the total remuneration of each executive in 2021. None of the executives have received remuneration from companies in the Novo Nordisk Group other than Novo Nordisk A/S for this period. The fixed remuneration enables the executives to take decisions with a long-term perspective in mind without undue considerations for short- or long-term incentives. The variable remuneration is designed to promote performance in line with the Novo Nordisk's strategy. The variable remuneration is based on a number of targets that must be achieved before the incentive is released to the executive. Targets are aligned with short- and long-term strategic priorities in the corporate strategy and thereby ensure that the long-term interests and the sustainability of Novo Nordisk are considered. The variable remuneration is provided as short- and long-term incentives.

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In determining the remuneration paid to the executives, the Board refers to market benchmarks and considers the balance between fixed and variable pay as well as the threshold, target and maximum achievement levels determined for variable pay. Also, the Board considers the individual executive and his/her role. It is the Remuneration Committee's and the Board's assessment that this approach is functioning properly and ensures a remuneration which is fair, not excessive and which supports the recruitment of qualified candidates for executive roles.

Table 10 - Actual remuneration of Executive Management for 2021

DKK million	Base salary	Pension	Short- term incentive	Benefits	**Total**[5]	Long-term incentive[6]	**Total**	Fixed	Variable	**Total**
Lars Fruergaard Jørgensen - President and CEO	16.7	1.7	12.6	0.3	31.3	27.0	58.3	18.7	39.6	58.3
Monique Carter - People & Organisation[2]	4.8	0.5	2.8	1.1	9.2	5.8	15.0	6.4	8.6	15.0
Karsten Munk Knudsen - Finance, Legal & Procurement	6.9	0.7	4.1	0.3	12.0	8.4	20.4	7.9	12.5	20.4
Martin Holst Lange - Development[1]	4.5	0.5	3.2	0.2	8.4	6.5	14.9	5.2	9.7	14.9
Marcus Schindler - Research & Early Development[1]	4.5	0.5	3.2	0.2	8.4	6.5	14.9	5.2	9.7	14.9
Camilla Sylvest - Commercial Strategy & Corporate Affairs	6.9	0.7	4.1	0.3	12.0	8.4	20.4	7.9	12.5	20.4
Henrik Wulff - Product Supply, Quality & IT	7.3	0.7	4.3	0.3	12.6	8.9	21.5	8.3	13.2	21.5
Non-registered executives[3]	20.2	6.4	15.0	0.6	42.2	24.2	66.4	24.8	41.6	66.4
Former executives:										
Mads Krogsgaard Thomsen[4]	1.5	0.1	0.8	0.1	2.5	1.7	4.2	1.7	2.5	4.2
Executive Management in total	73.3	11.8	50.1	3.4	138.6	97.4	236.0	86.1	149.9	236.0

1. Martin Holst Lange and Marcus Schindler were appointed executive vice presidents as of 1 March 2021. Amounts in the table include remuneration from the effective date in 2021 except for short-term and long-term incentives, which cover the full year.
2. In addition to the amounts in the table, Monique Carter was granted 3,025 Novo Nordisk B-shares (value DKK 0.9 million) as part of a recruitment arrangement entered prior to her appointment as executive. 3. Includes remuneration for Maziar Mike Doustdar, Ludovic Helfgott and Doug Langa, who in addition received benefits and recruitment arrangements in accordance with their contracts and local guidelines. The benefits and recruitment arrangements received in 2021 not included in the above table amounted to DKK 6.5 million (DKK 6.5 million in 2020). 4. As of 28 February 2021, Mads Krogsgaard Thomsen retired from Novo Nordisk A/S. The remuneration until February 2021 is included in the table above, whereas the severance payment of DKK 28.8 million is not included. 5. Excluding social security taxes paid amounting to DKK 3.1 million (DKK 2.7 million in 2020) for Executive Management. 6. The shares are locked for three years before they are transferred to the participants employed at the end of the three-year period. The value is the cash-amount of the long-term incentive granted in the year using the grant-date market value of Novo Nordisk B shares. For shares allocated for the LTIP 2021, the number of shares may potentially be reduced or increased depending on whether Novo Nordisk's performance during the three-year performance period is lower or higher compared to targets determined by the Board. The value of LTIP 2021 is based on on-target performance adjusted for the 2021 performance.

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3.5 Breakdown of CEO remuneration 2021

Fixed / Variable. Base salary, pension and benefits are fixed remuneration while short-term incentive and long-term incentive are variable remuneration dependent on the achievement of pre-defined targets. Consequently, DKK 18.7 million (equalling 32%) of Lars Fruergaard Jørgensen's remuneration relating to 2021 is fixed remuneration, while DKK 39.6 million (equalling 68%) is variable, cf. table 10 above.

Finally determined / Not finally determined. The shares allocated to the executives under the LTIP 2021 are subject to a three-year performance period where the shares allocated preliminarily might be reduced or increased. The reduction or increase will depend on whether the actual performance by Novo Nordisk during the three-year performance period is lower or higher compared to targets determined by the Board. Consequently, DKK 27.0 million (equalling 46%) of Lars Fruergaard J rgensen's remuneration relating to 2021 has not yet been finally determined, while DKK 31.3 million (equalling 54%) has been finally determined, cf. table 11 below.

Cash / Deferred. Shares allocated to the executives under the LTIP 2021 as well as pension have not been paid out but will be paid out later. Additionally, the LTIP 2021 is subject to changes. Consequently, the total cash received by Lars Fruergaard Jørgensen for 2021 was DKK 29.6 million (equalling 51%) while the deferred remuneration relating to 2021 to potentially be transferred later amounted to DKK 28.7 million (equalling 49%), cf. table 11 below.

Table 11 - Breakdown of CEO remuneration for 2021 – ratios

DKK million and %	Finally determined	Not finally determined	**Total**	Cash	Deferred	**Total**
Lars Fruergaard Jørgensen	31.3	27.0	**58.3**	29.6	28.7	**58.3**
	54%	46%	**100%**	51%	49%	**100%**

3.6 Short-term incentive programme 2021

The new STIP 2021 is a one-year cash-based incentive program, cf. table 12 below. Corporate targets have a weight of 75%, apply to all executives and are aligned to Novo Nordisk's Strategic Aspirations 2025: Purpose & Sustainability, Innovation & Therapeutic Focus, Commercial Execution and Financials. The individual targets have a weight of 25%. The corporate targets are set, and progress is assessed by the Board, while the individual targets are set by the Board in relation to the CEO and by the CEO in relation to the executive vice presidents. Target achievement is assessed by the Board. The maximum pay-out cannot exceed 12 months' base salary for the CEO and 9 months' base salary for the executive vice presidents.

Table 12 - Short-term incentive programme - programme design

Components of STIP 2021	**Weight**	**Evaluation**
2021		
Sales performance 2021	25%	Final evaluation by the end of 2021
Operating profit performance 2021	25%	
Non-financial performance 2021	25%	
Individual targets 2021	25%

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Table 13 below shows the corporate targets set by the Board and the individual targets for the CEO as set by the Chair of the Board in the beginning of 2021. Threshold and maximum performance targets were at the same time set for each metric. Performance below the threshold level for a metric would result in 0% pay-out for that metric. Performance above the maximum performance target would result in 25% of maximum incentive pay-out. The table also includes the achievement as assessed by the Board in the beginning of 2022.

Table 13 - Short-term incentive programme 2021 for the CEO

Measure	Metric	Weighting	Target	Performance 2021	STIP outcome of maximum pay-out
Commercial Execution	Sales	25%	Index 98-102	> Index 102 (DKK 140 billion)[1]	25%
Financials	Operating profit	25%	Index 97-103	> Index 103 (DKK 58 billion)[1]	25%
Purpose & Sustainability and Innovation & Therapeutic Focus[2]	Achievement of strategic initiatives	25%	8 out of 11	9 out of 11	17%
Individual performance[3]	Individual targets	25%	Qualitative assessment	Meeting expectations	8%
Total		**100%**			**75%**

1. Sales (Reported, ext. 2021). and Operating Profit (Reported, ext. 2021). Index calculated excluding currency impact on Sales and Operating Profit. 2. For performance within Purpose & Sustainability and Innovation & Therapeutic Focus, see table 14 below. 3. For individual performance, see table 15 below.

Table 14 below shows the performance in 2021 in relation to the non-financial targets within Purpose & Sustainability and Innovation & Therapeutic Focus in the STIP 2021. All targets have been aligned to Novo Nordisk's Strategic Aspirations 2025.

Table 14 - Short-term incentive programme 2021 - Purpose & Sustainability and Innovation & Therapeutic Focus

Measure	Metric	Target	Performance 2021	Target achievement
Purpose & Sustainability	**Social responsibility:**			
	Expand Changing Diabetes in Children	5 new countries	4	No
	Assessing access to diabetes treatment for vulnerable patient groups and where needed action has been taken to address the barriers	>40 countries	67	Yes
	Environmental:			
	Reduce CO2 emissions from operations and transport compared to 2019	Reduce by 25%	43%	Yes
	Capabilities & culture:			
	Strengthen digital capabilities across the organisation	Progress on digital capabilities	Progress achieved	Yes
	Local Diversity & Inclusion action plans and share of women in leadership positions	Progress gender diversity	Progress achieved	Yes
Innovation & Therapeutic Focus	**Diabetes:**			
	Initiate all planned Icodec Phase 3a trials (onwards)	By Q4 2021	Initiated	Yes
	Obesity:			
	Obtain marketing authorisation for semaglutide 2.4mg in US (Wegovy®)	By Q2 2021	Obtained	Yes
	Biopharm:			
	Obtain proof of concept for Mim8 on combined phase 1/2 trial	By Q4 2021	Obtained	Yes
	Other serious chronic diseases:			
	Initiate phase 3a cardiovascular outcome trial for ziltivekimab (zeus)	By Q3 2021	Initiated	Yes
	Clinical project initiation	By Q4 2021	Ongoing	No
	Preclinical project initiation	By Q4 2021	Initiated	Yes
Total				**9 out of 11**

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Table 15 below shows the performance in 2021 in relation to the individual performance in the STIP 2021 for the CEO as assessed by the Board.

Table 15 - Short-term incentive programme 2021 - Individual performance

Individual performance	Target achievement	2021 performance
Individual targets	The CEO provided strong and consistent leadership to Novo Nordisk based on its purpose and values. He has set a clear strategic direction, ambitious objectives and worked collaboratively with his team to deliver. He continued to engage stakeholders inside and outside the company in a thoughtful way. The assessment of the individual performance in 2021 is negatively impacted by supply challenges.	Meeting expectations

3.7 Long-term incentive programme 2021

The new LTIP 2021 is share-based with a three-year performance period (2021-2023) and a two-year holding period (2024-2025), cf. table 16 below. The holding requirement is 50% of the vested shares in 2024 and 25% in 2025. The maximum share allocation cannot exceed 26 months' base salary for the CEO and 19.5 months' base salary for the executive vice presidents. Financial targets are set by the Board for a three-year period, while every year the Board will set the non-financial targets, the first time in February 2021 for year 2021. All targets are aligned to Novo Nordisk's Strategic Aspirations 2025: Purpose & Sustainability, Innovation & Therapeutic Focus, Commercial Execution and Financials.

Table 16 - Long-term incentive programme - programme design

Components of LTIP 2021			Weight	Evaluation
2021	2022	2023		
3-year (2021-23) sales performance			33%	Final evaluation by the end of 2023
3-year (2021-23) operating profit performance			33%	
Non-financial performance 2021	Non-financial performance 2022	Non-financial performance 2023	33%	

Table 17 below shows how performance in 2021 under the LTIP 2021 is tracking against targets as assessed by the Board in the beginning of 2022.

Table 17 - Long-term incentive programme 2021 - interim update regarding ongoing long-term incentive performance cycle

Measure	Metric	Weighting	Performance 2021	Performance 2022	Performance 2023	Tracking
Commercial Execution	3 year-average sales growth[1]	33%	14%	N/A	N/A	Above target
Financials	3 year-average operating profit growth[2]	33%	13%	N/A	N/A	Above target
Purpose & Sustainability and Innovation & Therapeutic Focus	Achievement of strategic initiatives[3]	33%	9 out of 11	N/A	N/A	Above target

1. Sales growth (Constant Exchange Rate). 2. Operating Profit Growth (Constant Exchange Rate). 3. The non-financial targets are identical in the STIP 2021 and the LTIP 2021. For performance in 2021 within Purpose & Sustainability and Innovation & Therapeutic Focus, see table 14 above.

Full reporting of the performance under the LTIP 2021 will be included in the Remuneration Report for 2023.

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3.8 Long-term incentive programme 2018 – vested shares

The members of Executive Management in 2018 participated in a long-term incentive programme consisting of a one-year performance period (2018) and a three-year vesting period (2019-2021).

The shares were allocated after the one-year performance period (2018) based on certain performance criteria as further described in Novo Nordisk's Annual Report for 2018, pages 54-56. The shares allocated were subject to a three-year vesting period in which the number of shares allocated could be reduced or increased by up to 30%. Hence the LTIP 2018 was capped at a maximum number of shares at the time of grant. The reduction or increase depended on whether the actual average annual sales growth during the three-year vesting period was lower or higher than 5% (at constant exchange rates) as determined by the Board in January 2018.

The average sales growth in the three-year vesting period was 9% (at constant exchange rates) which was above the maximum performance target set by the Board and consequently the number of the shares was increased by 30%. Furthermore, the share price has during the performance period (2018) and the vesting period (2019-2021) increased from DKK 304 by 142% to DKK 735 resulting in a similar increase of the value of the long-term incentive and thereby aligning the interests of the shareholders and the executives. The final number of shares to be released in February 2022 to current and former executives is specified in table 18 below. No dividend on the shares was paid to the executives during the one-year performance period or the three-year vesting period.

Table 18 - Long-term incentive programme 2018 - final allocation of shares

	Preliminary allocation at the end of the performance period (2018)		Performance adjusted allocation of shares at the end of the vesting period (2019-2021)			
	Number of shares	Market value at launch (DKK million)[1]	Additional share allocation due to sales growth[2]	Number of shares	Market value (DKK million)[3]	Of which share price development 2018-2021 (DKK million)[4]
Lars Fruergaard Jørgensen	58,938	16.5	17,681	76,619	56.3	33.0
Monique Carter	—	—	—	—	—	—
Karsten Munk Knudsen	16,578	4.6	4,973	21,551	15.8	9.3
Martin Holst Lange[5]	6,738	1.9	2,021	8,759	6.4	3.8
Marcus Schindler[5]	7,486	2.1	2,245	9,731	7.2	4.2
Camilla Sylvest	16,578	4.6	4,973	21,551	15.8	9.3
Henrik Wulff	18,421	5.2	5,526	23,947	17.6	10.3
Non-registered executives	36,842	10.4	11,052	47,894	35.2	20.6
Former executives:						
Mads Krogsgaard Thomsen	22,885	6.4	6,865	29,750	21.9	12.8
Executive Management in total	184,466	51.7	55,336	239,802	176.2	103.3

1. The market value at launch is based on the Novo Nordisk B share price of DKK 304.00 in February 2018. The share price is adjusted for expected dividend. 2. Increase by 30% due to sales growth in the vesting period (2019-2021). The market value of the shares can be calculated by multiplying the number of shares with the Novo Nordisk B share price of DKK 735.00 at the end of 2021. 3. The market value of the shares released in 2022 is based on the Novo Nordisk B share price of DKK 735.00 at the end of 2021. 4. The share price development 2018-2021 is based on the difference between the B share price when granted in February 2018 of DKK 304.00 compared with the B share price of DKK 735.00 at the end of 2021. 5. Granted to Martin Holst Lange and Marcus Schindler pursuant to their employment terms prior to being appointed to Executive Vice Presidents.

3.9 Long-term incentive programmes 2019, 2020 and 2021 – unvested shares

Executives were eligible to participate in long-term incentive programmes in 2019, 2020 and 2021. The LTIP 2021 is further described in section 3.7 above. Table 19 below includes an overview of shares allocated but not yet vested to each executive. All information included in the table, including the number of shares and the calculation of value of the shares, is based on the allocation at the time of the establishment of the respective programmes. However, the number of shares allocated may be reduced or increased, depending on whether the performance of Novo Nordisk in the respective three-year periods deviates from targets determined by the Board. The performance of Novo Nordisk and consequently the number of shares to finally be granted to each executive will only be determined after the end of each of the three-year periods and, thus, table 19 below is not an expression of the actual value of each programme.

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Table 19 - Long-term incentive programmes 2019, 2020 and 2021 - unvested shares

Executives	Long-term incentive programmes	Grant date	Vesting date	Number of shares preliminary allocated[1]	Value per share at grant date	Total market value at launch (DKK million)[2]	Months of base salary contribution at year-end equivalent[3]
Lars Fruergaard Jørgensen	2019 Shares allocated	February 2019	February 2023	66,218	322	19.7	14.7
	2020 Shares allocated	February 2020	February 2024	50,677	435	20.8	14.9
	2021 Shares allocated	February 2021	February 2024	63,798	450	27.0	—
Monique Carter	2019 Shares allocated	February 2019	February 2023	6,895	322	2.1	8.2
	2020 Shares allocated	February 2020	February 2024	8,709	435	3.6	11.2
	2021 Shares allocated	February 2021	February 2024	13,698	450	5.8	—
Karsten Munk Knudsen	2019 Shares allocated	February 2019	February 2023	18,682	322	5.6	11.0
	2020 Shares allocated	February 2020	February 2024	15,867	435	6.5	11.2
	2021 Shares allocated	February 2021	February 2024	19,860	450	8.4	—
Martin Holst Lange	2019 Shares allocated	February 2019	February 2023	8,445	322	2.5	8.2
	2020 Shares allocated	February 2020	February 2024	6,454	435	2.7	8.3
	2021 Shares allocated	February 2021	February 2024	15,375	450	6.5	—
Marcus Schindler	2019 Shares allocated	February 2019	February 2023	8,445	322	2.5	8.2
	2020 Shares allocated	February 2020	February 2024	6,454	435	2.7	8.3
	2021 Shares allocated	February 2021	February 2024	15,375	450	6.5	—
Camilla Sylvest	2019 Shares allocated	February 2019	February 2023	18,682	322	5.6	11.0
	2020 Shares allocated	February 2020	February 2024	15,867	435	6.5	11.2
	2021 Shares allocated	February 2021	February 2024	19,860	450	8.4	—
Henrik Wulff	2019 Shares allocated	February 2019	February 2023	20,757	322	6.2	11.0
	2020 Shares allocated	February 2020	February 2024	16,755	435	6.9	11.2
	2021 Shares allocated	February 2021	February 2024	20,973	450	8.9	—
Non-registered executives	2019 Shares allocated	February 2019	February 2023	60,196	322	17.9	11.0
	2020 Shares allocated	February 2020	February 2024	46,278	435	19.0	11.2
	2021 Shares allocated	February 2021	February 2024	57,294	450	24.2	—
Former registered executives - Mads Krogsgaard Thomsen[4]	2019 Shares allocated	February 2019	February 2023	25,788	322	7.7	11.0
	2020 Shares allocated	February 2020	February 2024	19,825	435	8.1	11.2
	2021 Shares allocated	February 2021	February 2024	4,136	450	1.7	—

1. For LTIP 2019 and LTIP 2020, the maximum share allocation for the CEO was 18 months' fixed base salary plus pension contribution and 13.5 months' fixed base salary plus pension contribution for the executive vice presidents. For shares allocated under LTIP 2019 and LTIP 2020, the number of shares may potentially be reduced or increased by 30% depending on whether the actual average annual sales growth during the three-year vesting period is lower or higher compared to a target determined by the Board. For shares allocated under LTIP 2021, the shares may potentially be reduced or increased depending on whether Novo Nordisk's performance during the three-year programme period is higher or lower compared to targets determined by the Board. For LTIP 2021, the maximum share allocation for the CEO can be 26 months' base salary and 19.5 months' base salary for executive vice presidents. The shares transferred under LTIP 2021 are subject to a subsequent two-year holding period (2024-2025). 2. The share price used to calculate market value at launch is adjusted for the expected dividend. 3. For LTIP 2019 and LTIP 2020 the months of base salary contribution at year-end was including pension contribution. 4. Mads Krogsgaard Thomsen retired from Novo Nordisk in February 2021. Until February 2022 Mads Krogsgaard Thomsen will continue to provide certain services for Novo Nordisk. For LTIP 2021 the preliminary allocation relates to January to February 2021.

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3.10 Shareholdings by Executive Management

As of 31 December 2021, the executives held shares in Novo Nordisk as follows:

Table 20 - Shareholdings by Executive Management

	At the beginning of the year[1]	Additions during the year	Sold/ transferred during the year	At the end of the year	Market value[1] DKK million	Minimum shareholding requirement met[2]
Lars Fruergaard Jørgensen	155,057	43,850	(22,000)	176,907	130.0	Yes
Monique Carter	6,050	3,025	—	9,075	6.7	Yes
Karsten Munk Knudsen	49,060	6,750	—	55,810	41.0	Yes
Martin Holst Lange	1,174	1,576	(1,576)	1,174	0.9	Yes
Marcus Schindler	24,294	—	—	24,294	17.9	Yes
Camilla Sylvest	6,525	6,037	—	12,562	9.2	Yes
Henrik Wulff	58,565	13,751	—	72,316	53.2	Yes
Non-registered executives	33,503	35,496	(14,715)	54,284	39.9	Yes
Executive Management in total	**334,228**	110,485	(38,291)	**406,422**	298.8	

1. Calculation of market value is based on the quoted share price of DKK 735.00 at the end of the year. 2. The CEO should hold Novo Nordisk B shares corresponding to two times the annual base salary, and the executive vice presidents should hold shares corresponding to the annual base salary. Basis for calculation of the annual base salary for an individual executive for a given year is typically defined as 12 times monthly base salary as of 1 April 2021. The minimum shareholding requirement is generally phased in over a five-year period following the year of appointment. When an executive's holding of shares is calculated non-vested shares from the long-term share-based incentive programme are not included.

3.11 Reconciliation against Annual Report 2021

A reconciliation of total remuneration for Executive Management (both registered and non-registered) between table 10 in this Remuneration Report and total remuneration for Executive Management included in note 2.4 - Employee cost in Novo Nordisk's Annual Report 2021 is provided in table 21 below.

Table 21 - Reconciliation

DKK million	**2021**
Total remuneration for Executive Management (table 10)	236.0
Adjustment to:	
Severance payment (table 10, footnote 4)	28.8
Social security (table 10, footnote 5)	3.1
Other benefits (table 10, footnote 3)	6.5
Long-term incentive programme[1]	2.5
Total remuneration for Executive Management in note 2.4 in our Annual Report	**276.9**

1. The amounts for the incentive programme in table 10 of DKK 97.4 million are related to the 2021 programme only. The expense for the long-term incentive programme included in note 2.4 in our Annual Report of DKK 99.9 million comprises the programme for 2018, 2019, 2020 and 2021 amortised over the performance and vesting period, respectively.

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4. Remuneration and Company Performance 2017–2021

4.1 Board remuneration 2017–2021

A summary of the development of the Board remuneration in the five-year period 2017–2021 is provided in table 22 below.

Table 22 - Board remuneration 2017–2021

DKK million	Election year	2017	2018	2019	2020	2021
Helge Lund[1]	2017	1.4	2.7	3.1	2.7	2.8
% change		N/A	93%	15%	(13%)	4%
% change annualised[3]		N/A	50%	—	—	—
Jeppe Christiansen	2013	1.7	1.8	1.9	1.8	1.9
% change		(6%)	6%	6%	(5%)	6%
% change annualised[3]		—	—	—	—	—
Laurence Debroux	2019	—	—	1.1	1.1	1.6
% change		N/A	N/A	N/A	0%	45%
% change annualised[3]		N/A	N/A	N/A	(21%)	—
Andreas Fibig	2018	—	0.9	1.4	1.1	1.3
% change		N/A	N/A	56%	(21%)	18%
% change annualised[3]		N/A	N/A	27%	—	—
Sylvie Grégoire	2015	1.5	1.6	1.7	1.5	1.6
% change		15%	7%	6%	(12%)	7%
% change annualised[3]		—	—	—	—	—
Mette Bøjer Jensen[2]	2018	—	0.8	1.0	0.9	0.9
% change		N/A	N/A	25%	(10%)	0%
% change annualised[3]		N/A	N/A	(9%)	—	—
Kasim Kutay	2017	0.9	1.0	1.0	1.0	1.1
% change		N/A	11%	0%	0%	10%
% change annualised[3]		N/A	(17%)	—	—	—
Anne Marie Kverneland[2]	2000	0.9	1.0	1.0	0.9	0.9
% change		29%	11%	0%	(10%)	0%
% change annualised[3]		—	—	—	—	—
Martin Mackay	2018	—	1.2	1.4	1.2	1.4
% change		N/A	N/A	17%	(14%)	17%
% change annualised[3]		N/A	N/A	(7%)	—	—
Henrik Poulsen	2021	—	—	—	—	0.9
% change		N/A	N/A	N/A	N/A	N/A
% change annualised[3]		N/A	N/A	N/A	N/A	N/A
Thomas Rantzau[2]	2018	—	0.8	1.0	0.9	0.9
% change		N/A	N/A	25%	(10%)	0%
% change annualised[3]		N/A	N/A	(9%)	—	—
Stig Strøbæk[2]	1998	1.1	1.1	1.2	1.1	1.1
% change		10%	0%	9%	(8%)	0%
% change annualised[3]		—	—	—	—	—
Former members						
Brian Daniels	2016	1.2	1.4	1.5	1.2	0.3
% change		50%	17%	7%	(20%)	(75%)
% change annualised[3]		20%	—	—	—	(8%)
Liz Hewitt	2012	1.7	1.8	2.1	1.6	0.4
% change		0%	6%	17%	(24%)	(75%)
% change annualised[3]		—	—	—	—	0%

1. From 2014 to 2015 Helge Lund was a member of the Board and he was elected to the Board again in March 2017. In March 2018 he was elected as chair of the Board. 2. Employee-elected members of the Board. 3. % change in annualised remuneration is calculated as the difference between i. actual remuneration in the calendar year in which the appointment/retirement occurred pro-rata adjusted for period of service to express remuneration for 12 months of membership and ii. actual remuneration in the following year (in case of appointments) or the preceding year (in case of retirements). Changes in roles, responsibilities, committee memberships, base fee levels, travel activity, etc. are not adjusted for.

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Tables 26 and 27 below include the annual changes in Novo Nordisk's performance and in the average remuneration of Novo Nordisk's employees from 2017 to 2021.

A summary of the development of the remuneration of the Chair of the Board of Novo Nordisk A/S in the five-year period 2017-2021 is provided in table 23 below.

Table 23 - Remuneration 2017-2021 for the chair of the Board of Directors[1]

DKK million	2017	2018	2019	2020	**2021**
Base fee	1.8	2.0	2.1	2.1	2.2
Fee for ad hoc tasks and committee work	0.6	0.4	0.4	0.4	0.4
Travel allowance	0.6	0.6	0.6	0.2	0.2
Total	3.0	3.0	3.1	2.7	2.8
Change	0.2	0.0	0.1	(0.4)	0.1
% change	7%	0%	3%	(13%)	**4%**

1. From March 2013 up until March 2018, the Board was chaired by Göran Ando. Since March 2018, Helge Lund has chaired the Board.

4.2 Executive remuneration 2017–2021

A summary of the development of the executive remuneration in the five-year period 2017–2021 is provided in table 24 below.

Table 24 - Executive remuneration 2017–2021

DKK million	2017	2018	2019	2020	**2021**
Lars Fruergaard Jørgensen[1]	31.8	41.3	54.8	56.5	**58.3**
% change	197%	30%	33%	3%	**3%**
% change annualised[9]	—	—	—	—	**—**
Monique Carter[2]	—	—	6.0	13.6	**15.0**
% change	N/A	N/A	N/A	127%	**10%**
% change annualised[9]	N/A	N/A	N/A	10%	**—**
Karsten Munk Knudsen[3]	—	13.1	17.2	19.7	**20.4**
% change	N/A	N/A	31%	15%	**4%**
% change annualised[9]	N/A	N/A	20%	—	**—**
Martin Holst Lange[4]	—	—	—	—	**14.9**
% change	N/A	N/A	N/A	N/A	**N/A**
% change annualised[9]	N/A	N/A	N/A	N/A	**N/A**
Marcus Schindler[5]	—	—	—	—	**14.9**
% change	N/A	N/A	N/A	N/A	**N/A**
% change annualised[9]	N/A	N/A	N/A	N/A	**N/A**
Camilla Sylvest[6]	3.5	15.2	17.3	19.7	**20.4**
% change	N/A	334%	14%	14%	**4%**
% change annualised[9]	N/A	20%	—	—	**—**
Henrik Wulff[7]	14.3	16.8	19.6	20.8	**21.5**
% change	49%	17%	17%	6%	**3%**
% change annualised[9]	—	—	—	—	**—**
Former executives:					
Mads Krogsgaard Thomsen (retired in 2021)[8]	17.6	21.5	23.8	24.5	**4.2**
% change	48%	22%	11%	3%	**(83%)**
% change annualised[9]	N/A	N/A	N/A	N/A	**4%**

1. Lars Fruergaard Jørgensen was appointed executive vice president and chief information officer in January 2013 and in January 2017 he was appointed president and CEO. Lars Fruergaard Jørgensen's base salary has been phased in over a three-year period (year-over-year) since his appointment to CEO as of 1 January 2017. 2. Monique Carter was promoted to executive vice president in August 2019. 3. Karsten Munk Knudsen was promoted to executive vice president and chief financial officer in February 2018. 4. Martin Holst Lange was promoted to executive vice president as of 1 March 2021. 5. Marcus Schindler was promoted to executive vice president and chief science officer as of 1 March 2021. 6. Camilla Sylvest was promoted to executive vice president in October 2017. 7. Henrik Wulff was promoted to executive vice president in April 2015. 8. Mads Krogsgaard Thomsen was appointed executive vice president and chief science officer in November 2000. Mads Krogsgaard Thomsen retired from Novo Nordisk's Executive Management as of 28 February 2021. The severance payment of DKK 28.8 million is not included in table 24. 9. % Change in annualised pay is calculated as the difference between estimated pay for full 12 months service in the calendar year in which the appointment/retirement occurred and the actual pay of the following calendar year (in case of appointments) or the preceding year (in case of retirements). The calculation of annualised pay is based on the average actual incentive performance for executives in the given year.

Remuneration Report 2021

Novo Nordisk / 21

A summary of the development of the remuneration of the CEO in the five-year period 2017-2021 is provided in table 25 below.

The remuneration development from 2020 to 2021 reflects that in 2020 the Annual General Meeting adopted a new Remuneration Policy proposed by the Board. The new policy was applicable to the executives as of 2021. In general, the overall value of the remuneration package for executives was considered appropriate by the Board and consequently the overall remuneration level was not changed. Instead, a number of changes to the remuneration components were introduced, cf. section 1.3 above. The changes included a reduction of the pension contribution from 25% to 10% of base salary combined with an increase in base salary to compensate for the value lost. Moreover, the value of the maximum short-term incentive pay-out was maintained at the same level compared to the previous programme. To ensure that the value of the maximum pay-out under the long-term incentive programme was maintained at the same level, the maximum pay-out was redesigned from an amount equalling 29.25 months' base salary by the end of the three-year vesting period to 26 months' base salary by the end of the three-year performance period. The value one year into the LTIP 2021 is not directly comparable with previous programmes given that the long-term incentive programme was redesigned from a one-year performance period and a three-year vesting period with a sales adjustment factor to a three-year performance period. Overall, the value of the total remuneration package for the CEO using comparable figures increased from 2020 to 2021 by 2.2% at maximum performance of which 2% is a result of the salary inflation adjustment.

Table 25 - Remuneration 2017-2021 for the CEO[1]

DKK million	2017	2018	2019	2020	**2021**	% change
Base salary	8.5	10.7	13.9	14.1	16.7	—
Pension on base salary	2.1	2.7	3.5	3.5	1.7	—
Total base salary and pension	**10.6**	**13.4**	**17.4**	**17.6**	**18.4**	**5%**
Short-term incentive	9.2	8.9	13.9	14.2	12.6	—
Pension on short-term incentive	2.3	2.2	3.5	3.6	—	—
Total short-term incentive and pension	**11.5**	**11.1**	**17.4**	**17.8**	**12.6**	**(29%)**
Benefits	0.3	0.3	0.3	0.3	0.3	0%
Long-term incentive	9.4	16.5	19.7	20.8	27.0	30%
Total	31.8	41.3	54.8	56.5	**58.3**	**3%**
Change	5.4	9.5	13.5	1.7	1.8	
% change	20%	30%	33%	3%	**3%**	

1. Since 1 January 2017, Lars Fruergaard Jørgensen has held the position as CEO. Lars Fruergaard Jørgensen's base salary has been phased in over a three-year period (year-over-year) since his appointment to CEO as of 1 January 2017.

4.3 Employee remuneration and company performance 2017–2021

A summary of the development of employee remuneration and of company performance in the five-year period 2017–2021 is provided in table 26 and 27 below.

Table 26 - Employee remuneration 2017-2021[1]

	2017	2018	2019	2020	**2021**
Average employee remuneration excl. registered executives (DKK million) (parent company)	0.75	0.80	0.79	0.84	**0.85**
Average remuneration growth (parent company)	(1.3%)	7.5%	(1.9%)	6.0%	**1.8%**
Average employee remuneration excl. registered executives (DKK million) (group)	0.72	0.73	0.75	0.76	**0.79**
Average remuneration growth (group)	(1.9%)	1.5%	2.8%	1.6%	**2.9%**
CEO/Employee ratio (group)	44	56	73	74	**74**

1. Among other things, the average remuneration is impacted by adjustments to employee related liabilities, severance costs, and for those countries with long notice periods (e.g., Denmark) the timing difference between recognition of the severance costs and the corresponding reduction in the number of employees. Furthermore, the group numbers are impacted by currency fluctuations between the years.

Table 27 - Company performance 2017-2021

Group	2017	2018	2019	2020	**2021**
Sales growth as reported	(0.1%)	0.1%	9.1%	4.0%	**10.9%**
Sales growth in constant exchange rates (CER)	2.3%	4.6%	5.6%	6.7%	**13.8%**
Operating profit growth as reported	1.1%	(3.5%)	11.1%	3.1%	**8.3%**
Operating profit growth in constant exchange rates (CER)	4.8%	2.8%	5.6%	6.8%	**12.7%**
Parent company					
Sales growth	12.0%	10.2%	10.3%	8.0%	**11.5%**
Operating profit growth	27.9%	1.7%	18.5%	(0.6%)	**1.4%**

Remuneration Report 2021 Novo Nordisk / 22 The Board of Directors’ statement on the Remuneration Report Today, the Board of Directors has considered and adopted the Remuneration Report of Novo Nordisk A/S for the financial year 1 January - 31 December 2021. The Remuneration Report is prepared in accordance with section 139b of the Danish Companies Act. In our opinion, the Remuneration Report is in accordance with the Remuneration Policy adopted at the Annual General Meeting, and is free from material misstatement and omissions, whether due to fraud or error. The Remuneration Report will be presented for an advisory vote at the Annual General Meeting. Bagsværd, 2 February 2022 Board of Directors Helge Lund — Chair Jeppe Christiansen — Vice Chair Laurence Debroux Andreas Fibig Sylvie Grégoire Mette Bøjer Jensen Kasim Kutay Anne Marie Kverneland Martin Mackay Henrik Poulsen Thomas Rantzau Stig Strøbæk

Remuneration Report 2021 Novo Nordisk / 23 Independent auditor’s statement on the Remuneration Report To the shareholders of Novo Nordisk A/S We have examined whether Management has fulfilled its obligations to disclose the information required by section 139b(3) of the Danish Companies Act in the company’s remuneration report for 2021. Management’s responsibility Management is responsible for the preparation of the remuneration report in accordance with section 139b of the Danish Companies Act and the remuneration policy adopted at the Annual General Meeting. Furthermore, Management is responsible for the internal control that the Board of Directors considers necessary to prepare the remuneration report so that it is free from material misstatement and omissions, whether due to fraud or error. Auditor’s responsibility It is our responsibility to express a conclusion on whether Management has fulfilled its obligations to disclose the information required by section 139b(3) of the Danish Companies Act in the company’s remuneration report. We have conducted our examinations in accordance with ISAE 3000, Assurance Engagements Other than Audits or Reviews of Historical Financial Information, and additional requirements under Danish audit regulation to obtain reasonable assurance about our conclusion. Deloitte Statsautoriseret Revisionspartnerselskab is subject to International Standard on Quality Control (ISQC) 1 and, accordingly, applies a comprehensive quality control system, including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (IESBA Code) and the additional ethical requirements applicable in Denmark, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. Our examinations included an examination of whether the remuneration report, to the extent relevant, includes the disclosures required by section 139b(3), items 1-6, of the Danish Companies Act for the remuneration of each member of Management. Our examinations have not included an examination of accuracy and completeness of the disclosures, and we do not express any conclusion on this. Conclusion It is our opinion that Management has fulfilled its obligations to disclose, in all material respects, the information required by section 139b(3) of the Danish Companies Act in the company’s remuneration report for 2021. Copenhagen, 2 February 2022 Deloitte Statsautoriseret Revisionspartnerselskab Business Registration No 3396 3556 Anders Vad Dons State Authorised Public Accountant MNE no mne25299

Remuneration Report 2021 issued by Novo Nordisk A/S ǀ Novo Allé ǀ DK-2880 Bagsværd ǀ CVR No. 24256790 ǀ +45 4444 8888 (switchboard) ǀ novonordisk.com

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized. Date: February 2, 2022 Novo Nordisk A/S Lars Fruergaard Jørgensen Chief Executive Officer